AB 3/28

BB 3/11

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SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
123

SECURITIE

12012475

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68387

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Resource Production Advisors, LLC
DBA Production Finance Corporation, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1230 Avenue of the Americas, 7th Fl.
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Messina 212-618-6322
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael R. Sullivan & Company, Certified Public Accountants, P.C.
(Name – *if individual, state last, first, middle name*)

1140 Franklin Avenue	Garden City	NY	11530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Messina, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Resource Production Advisors, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2014

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' reports on internal control & applying agreed-upon procedures.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRODUCTION FINANCE CORPORATION, LLC
d/b/a RESOURCE PRODUCTION ADVISORS, LLC

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

MICHAEL R. SULLIVAN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

PRODUCTION FINANCE CORPORATION, LLC
d/b/a RESOURCE PRODUCTION ADVISORS, LLC

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

PRODUCTION FINANCE CORPORATION, LLC
RESOURCE PRODUCTION ADVISORS, LLC

DECEMBER 31, 2011

TABLE OF CONTENTS

Michael R. Sullivan & Company
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

1140 Franklin Avenue, Garden City, NY 11530 - 516-742-2324 - Fax: 516-742-0530

Independent Auditors' Report

To the Members
Production Finance Corporation, LLC d/b/a
Resource Production Advisors, LLC
New York, New York

We have audited the statement of financial condition of Production Finance Corporation, LLC d/b/a Resource Production Advisors, LLC as of December 31, 2011, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that Production Finance Corporation, LLC d/b/a Resource Production Advisors, LLC will continue as a going concern. As discussed in Note 2 to the financial statements, Production Finance Corporation, LLC d/b/a Resource Production Advisors, LLC suffered a substantial loss from operations. That raises doubt about the company's ability to continue as a going concern.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of. Production Finance Corporation, LLC d/b/a Resource Production Advisors, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Computation of Net Capital pursuant to Uniform Net Capital Rule 15c-3-1, Computation for Determination of Reserve Requirements for Brokers and Dealers pursuant to SEC Rule 15c3-3 and Statement Pursuant to SEC Rule 17a-5(d)(4) as supplemental information on pages 13, 14 and 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Michael R. Sullivan & Company

Michael R. Sullivan & Company
Certified Public Accountants, P.C.

Garden City, New York
February 27, 2012

PRODUCTION FINANCE CORPORATION, LLC
d/b/a RESOURCE PRODUCTION ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS		
Current Assets		
Cash and cash equivalents	$	91,202
Total Current Assets		91,202
Other Assets		
Security deposit		4,943
Prepaid expenses		2,463
Total Other Assets		7,406
Total Assets	$	98,608
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	$	10,945
Due to affiliates		3,500
Total Current Liabilities		14,445
Members' Equity		84,163
Total Liabilities and Members' Equity	$	98,608

See accompanying notes to financial statements.

PRODUCTION FINANCE CORPORATION, LLC
d/b/a RESOURCE PRODUCTION ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2011

Note 1 - Nature of Business

Production Finance Corporation, LLC d/b/a Resource Production Advisors, LLC (the "Company"), was formed under the laws of the State of Delaware on June 24, 2009 and received its Certificate of Authority in the State of New Jersey doing business as Resource Production Advisors, LLC on July 8, 2009. The Company's primary business is as an investment bank working on behalf of commodity-producing companies to help them raise capital via financing methods that permit qualified institutional investors to invest capital into the issuing company in return for a share of the company's physical commodity production. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's FINRA license was approved on April 15, 2010.

The Company was formed in Delaware and the initial Members provided capital to the Company in June 2009. The Members of the Company, through reorganization on December 9, 2009, exchanged their Membership Interests in the Company for Member Interest in RPA Holdings, LLC (the "Parent").

Production Finance Corporation, LLC is using the name Resource Production Advisors, LLC for business purposes.

The Company maintains an office in the State of New York.

Note 2 – Going Concern Considerations

As shown in the accompanying financial statements, the Company has incurred a loss from operations and negative cash flows. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management is confident that it will be able to secure financing so that it can fund its operations for the next twelve months into 2012. However, if the Company is unable to raise sufficient funds to finance its operations in the short term, there is substantial doubt it will continue as a going concern.

Note 3 - Significant Accounting Policies

Basis of Accounting

The financial statements of the Company were prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

PRODUCTION FINANCE CORPORATION, LLC
d/b/a RESOURCE PRODUCTION ADVISORS,LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2011

Note 3 - Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions in determining the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Investment Banking Revenue

Pursuant to various agreements entered into by the Company and third parties [the Company's clients who intend to issue one or more Resource Production Certificates ("RPCs")], the Company receives success fees in connection with providing transaction structuring advice with the goal of consummating capital investment from Qualified Institutional Buyers to these third parties. Non-refundable retainers which are an advance against said success fees are paid by issuing clients for structuring and investment banking/capital markets advisory services received in connection with the aforementioned agreements. These retainers totaling $15,000 for 2011 are included in the statement of operations.

Cash

Cash is held primarily at one major financial institution, which is a member of the Federal Deposit Insurance Corporation ("FDIC"). At times, the amount of cash on deposit at this financial institution may exceed the FDIC insurance limit. The Company may be exposed to credit risk on any portion of cash that exceeds the FDIC insurance limit.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes and, therefore, no provision has been made in the accompanying financial statements for federal or state income taxes.

PRODUCTION FINANCE CORPORATION, LLC
d/b/a RESOURCE PRODUCTION ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2011

Note 4 – Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Company computes its net capital requirements under the basic method provided for in Rule 15c3-1, which requires the Company to maintain net capital equal to the greater of $5,000 or 6.67% of aggregate indebtedness. Net capital and aggregate indebtedness fluctuate on a daily basis; however, at December 31, 2011, the Company had net capital, as defined, of $76,757, which was $71,757, in excess of the required net capital of $5,000.

Note 5 – Related Party

The Company is 100% owned by the Parent. As of December 31, 2011, the Company has a $3,500 balance due to the Parent.

Members of the Parent are acting as consultants to the Company and getting paid consulting fees from the Company as compensation for services performed for the Company.

Note 6 – Commitments

The Company leased from Regus Office Suites. The Company leased office space under non-cancelable operating leases through December 31, 2011.

PRODUCTION FINANCE CORPORATION, LLC
d/b/a RESOURCE PRODUCTION ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2011

Note 7 - Fair Value

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") ASC 820 "Fair Value Measurements and Disclosures," for assets and liabilities measured at fair value on a recurring basis. The adoption of ASC 820 had no effect on the Company's financial statements. ASC 820 accomplishes the following key objectives:

Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;

Requires consideration of the Company's creditworthiness when valuing liabilities; and

Expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Note 7 - Fair Value (continued)

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities, and deferred revenue.

Note 8 – Subsequent Events

The Company has evaluated events and transactions that may have occurred since December 31, 2011 through February 27, 2012, the date the financial statements were available for issuance. Management has determined that there are no material events that would require disclosure in the Company's financial statements.

Michael R. Sullivan & Company
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

1140 Franklin Avenue, Garden City, NY 11530 - 516-742-2324 - Fax: 516-742-0530

Independent Auditors' Report on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

To the Members
Production Finance Corporation, LLC
d/b/a Resource Production Advisors, LLC
New York, New York

In planning and performing our audit of the financial statements of Production Finance Corporation, LLC d/b/a Resource Production Advisors, LLC ("the Company"), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and recordations of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in its regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael R. Sullivan & Company
Certified Public Accountants, P.C.

Garden City, New York
February 27, 2012